SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Commodity Strategy Funds - Credit Suisse
Commodity Return Strategy Fund (the "Fund") was held at One Madison Avenue, 11th Floor, New
York, NY 10010 on March 14, 2017.  The
following matter was voted upon by the
shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:



 			FOR		WITHHELD
Laura A. DeFelice	721,771,403	1,243,193
Mahendra R. Gupta	721,693,686	1,320,910
John G. Popp		721,706,760	1,307,836



Total Eligible Shares	806,325,666
Total Shares Voted	723,014,597
% of Shares Voted	89.67%